Via Facsimile and U.S. Mail
Mail Stop 6010

July 15, 2009

David McGarvey
Chief Financial Officer
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia

      Re: **Pharmaxis Ltd**
             Form 20-F for the Year Ended June 30, 2008
             File No. 000-51505

Dear Mr. McGarvey:

      We have completed our review of your Form 20-F and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief